Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended April 30, 2017

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	April 30, 2017	January 31, 2017
ASSETS

Current
Cash	$11,865	$18,674
Amounts receivable (Note 5)	733	749
Prepaid expenses	825	813
	13,423	20,236
Non-Current
Amounts receivable (Note 5)	2,582	2,012
Mineral Property, Plant and Equipment (Notes 3 and 4)	375,967	364,913
Wetland Credit Intangible (Note 5)	-	1,888
Total Assets	391,972	389,049

LIABILITIES

Current
Accounts payable and accrued liabilities	3,013	3,188
Convertible debt (Notes 7 and 8)	43,937	-
Non-convertible debt (Notes 7 and 9)	68,546	-
Environmental rehabilitation provision (Note 6)	1,346	781
	116,842	3,969
Non-Current
Convertible debt (Notes 7 and 8)	-	42,154
Non-convertible debt (Notes 7 and 9)	-	65,752
Environmental rehabilitation provision (Note 6)	70,741	69,845
Total Liabilities	187,583	181,720

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	268,895	268,895
Share Premium	1,151	1,151
Equity Reserves	59,967	59,682
Deficit	(125,624)	(122,399)
Total Shareholders’ Equity	204,389	207,329
Total Liabilities and Shareholders’ Equity	$391,972	$389,049

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry	, Director	/s/ Dr. David Dreisinger	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended April 30,
	2017	2016
General and Administrative Expenses
Salaries and benefits	$298	$314
Share-based compensation (Note 10)	140	627
Director fees and expenses	74	74
Professional fees	135	154
Filing and regulatory fees	70	104
Investor and public relations	371	386
Travel	88	69
Rent and other office expenses	45	62
Insurance	46	42
Amortization	1	8
Total General and Administration Expenses	1,268	1,840

Other Expenses (Income)
Finance costs - net (Note 11)	636	537
(Gain) / loss on foreign exchange	9	(10)
Loss on disposal of Wetland Credit Intangible (Note 5)	1,324	-
Rental income	(12)	(15)
Total Other Expenses	1,957	512

Loss for the Period	3,225	2,352

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(12)	(56)
Other Comprehensive Income for the Period	(12)	(56)

Total Comprehensive Loss for the Period – Net of Tax	$3,213	$2,296

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	318,545,519	277,679,075

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the period	-	-	-	-	56	56	(2,352)	(2,296)
Payment of land purchase options (Note 10)	54,946	50	-	-	-	-	-	50
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	880	-	880	-	880
Bonus share cost amortization (Note 10)	-	-	-	76	-	76	-	76
Balance - April 30, 2016	277,727,916	$243,091	$1,151	$54,392	$255	$54,647	$(115,522)	$183,367

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2017	318,545,519	$268,895	$1,151	$59,270	$412	$59,682	$(122,399)	$207,329
Total comprehensive loss for the period	-	-	-	-	12	12	(3,225)	(3,213)
Share-based compensation (Note 10)	-	-	-	197	-	197	-	197
Bonus share cost amortization (Note 10)	-	-	-	76	-	76	-	76
Balance - April 30, 2017	318,545,519	$268,895	$1,151	$59,543	$424	$59,967	$(125,624)	$204,389

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended April 30,
	2017	2016
Operating Activities
Loss for the period	$(3,225)	$(2,352)
Items not involving cash:
Amortization	1	8
Environmental rehabilitation provision accretion (Note 6)	491	388
Share-based compensation (Note 10)	140	627
Unrealized gain on foreign exchange	(2)	(17)
Loss on disposal of wetland credit intangible (Note 5)	1,324	-
Changes in non-cash working capital
Amounts receivable	22	(27)
Prepaid expenses	(12)	336
Accounts payable and accrued liabilities	(613)	(499)
Net cash used in operating activities	(1,874)	(1,536)

Investing Activities
Property, plant and equipment purchases (Note 4)	(4,937)	(6,858)
Net cash used in investing activities	(4,937)	(6,858)

Net Increase (Decrease) in Cash	(6,811)	(8,394)
Effect of foreign exchange on Cash	2	17
Cash - Beginning of period	18,674	10,256
Cash - End of period	$11,865	$1,879
Supplementary information
Accounts payable and accrued liabilities related to PP&E	$438	$179
Debt accretion and capitalized interest (Notes 7, 8, and 9)	4,577	3,311
Share-based compensation related to PP&E (Note 10)	57	253
Bonus share amortization related to PP&E (Note 10)	76	76
Fair value of shares issued for land options (Note 10)	$-	$50

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at April 30, 2017, the Company had cash of $11.865 million and a working capital deficiency of $103.419 million primarily due to the $43.937 million secured convertible debt and $68.546 million secured non-convertible debt due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as current obligations based on the expected repayment date of March 31, 2018.  If Glencore does not exchange the convertible debt for common shares upon maturity, PolyMet will need to renegotiate the convertible and non-convertible debt agreements or raise sufficient funds to repay the entire debt.  See additional details in Notes 7, 8, and 9.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from shareholders (see Notes 7, 8, and 9) and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans through April 30, 2018.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2017.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2017.  These condensed interim consolidated financial statements were approved by the Board of Directors on June 8, 2017.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  The Company can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date or can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date.  All lease payments have been paid to April 30, 2017. The next payment is due in January 2018.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals.  The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000.  The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to April 30, 2017. The next payment is due in November 2017.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $2.675 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.159 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, the Company holds mineral rights and the right to mine upon receiving the required permits.  The Company has proposed to acquire surface rights through a land exchange with the United States Forest Service (“USFS”) authorized by the USFS on January 9, 2017.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

Net Book Value	NorthMet	Other fixed assets	Total
Balance at January 31, 2017	$364,793	$120	$364,913
Additions	9,921	23	9,944
Changes to environmental rehabilitation provision (Note 6)	1,124	-	1,124
Amortization	-	(14)	(14)
Balance at April 30, 2017	$375,838	$129	$375,967

NorthMet	April 30, 2017	January 31, 2017
Mineral property acquisition and interest costs	$72,929	$68,352
Mine plan and development	48,355	47,833
Environmental	115,096	111,421
Consulting and wages	50,513	49,715
Reclamation and remediation (Note 6)	67,776	66,652
Site activities	20,220	19,871
Mine equipment	949	949
Total	$375,838	$364,793

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”).  The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be directly with the governing bodies.

During the three months ended April 30, 2017, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $4.577 million (April 30, 2016 - $3.311 million) as part of the cost of NorthMet assets.  As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to April 30, 2017.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangible are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
Wetland Credit Intangible – beginning of period	$1,888	$1,888
Additions	-	-
Disposals	(1,888)	-
Wetland Credit Intangible – end of period	$-	$1,888

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired on December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that the Company does not need to third parties and, over time, reimburse the Company for its costs.  The Company’s right to purchase remaining credits under the April 2015 agreement expired on February 28, 2017 and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the agreement.  The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15 year term resulting in a receivable of $0.564 million and a non-cash loss of $1.324 million.  Subsequent fair value changes will be accounted for through other comprehensive income or loss.

Details of the EIP receivable are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
EIP Receivable – beginning of period	$2,656	$2,517
Initial recognition	564	-
Collections from EIP	-	(82)
Accretion	71	228
Loss on re-measurement	(59)	(7)
EIP Receivable – end of period	3,232	2,656
Less current portion	(650)	(644)
Non-current portion	$2,582	$2,012

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
Environmental Rehabilitation Provision – beginning of period	$70,626	$65,684
Change in estimate	1,124	4,467
Liabilities discharged	(154)	(990)
Accretion expense	491	1,465
Environmental Rehabilitation Provision – end of period	72,087	70,626
Less current portion	(1,346)	(781)
Non-current portion	$70,741	$69,845

Federal, state and local laws and regulations concerning environmental protection affect the NorthMet assets.  As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property.  This consent decree required both short-term and long-term mitigation.  Field study activities were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

The Company’s best estimate of the environmental rehabilitation provision under IFRS at April 30, 2017 was $72.1 million (January 31, 2017 - $70.6 million) based on estimated cash flows required to settle this obligation in present day costs of $79.1 million (January 31, 2017 - $79.2 million), a projected inflation rate of 2.00% (January 31, 2017 – 2.00%), a market risk-free interest rate of 2.67% (January 31, 2017 – 2.78%) and expenditures expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Note 8);
•
Non-convertible debt (“Glencore Non-Convertible Debt”) – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches (see Note 9);

•
Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•
Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at April 30, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares (January 31, 2017 - 92,836,072 shares);
•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 34,656,730 common shares of PolyMet (including capitalized and accrued interest as at April 30, 2017) until the earlier of March 31, 2018, the availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions.  See Note 8 for additional details;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017 (“Purchase Warrants”), subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.   Glencore Financing - Continued

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 141,631,429 common shares of PolyMet, representing 38.6% on a partially diluted basis, that is, if no other options or warrants were exercised or 35.1% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
Convertible Debt – beginning of period	$42,154	$35,986
Accretion and capitalized interest	1,783	6,168
Convertible Debt – end of period	43,937	42,154
Less current portion	(43,937)	-
Non-current portion	$-	$42,154

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

These debentures bear interest at 12 month U.S. dollar LIBOR plus 4.0% through July 31, 2015, 12 month U.S. dollar LIBOR plus 8.0% through December 31, 2015, and 12 month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $18.937 million of interest had been accreted and capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2017.

The due date of these debentures is the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2696 per share.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
IRRRB – beginning of period	$-	$4,962
Accretion and capitalized interest	-	149
Repayment	-	(5,111)
IRRRB – end of period	-	-

Glencore – beginning of period	65,752	43,023
Accretion and capitalized interest	2,794	8,786
Funding, net of costs	-	13,943
Glencore – end of period	68,546	65,752

Total Non-Convertible Debt	68,546	65,752
Less current portion	(68,546)	-
Non-current portion	$-	$65,752

Since January 2015, the Company has issued $55.0 million of secured non-convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

These debentures bear interest at 12 month U.S. dollar LIBOR plus 8.0% through December 31, 2015, and 12 month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $13.546 million of interest had been accreted and capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2017.

The due date of these debentures is the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

a)	Issuances for Land Acquisition

During the three months ended April 30, 2017 the Company issued no shares (April 30, 2016 – 54,946 shares) to maintain land purchase options.

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended April 30, 2017, the Company recorded $0.197 million for share-based compensation (April 30, 2016 - $0.880 million) with $0.140 million expensed to share-based compensation (April 30, 2016 - $0.627 million) and $0.057 million capitalized to mineral property, plant and equipment (April 30, 2016 - $0.253 million).  The offsetting entries were to equity reserves.  Total share-based compensation for the period comprised $nil for share options (April 30, 2016 - $0.685 million) and $0.197 million for restricted shares and restricted share units (April 30, 2016 - $0.195 million).  Vesting of restricted share units during the period resulted in $nil million being transferred from equity reserves to share capital (April 30, 2016 - $0.124 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of share options are as follows:

	Three months ended April 30, 2017		Year ended January 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	20,962,002	1.10	18,975,002	1.29
Granted	-	-	5,502,000	0.76
Exercised	-	-	-	-
Expired	(550,000)	2.58	(3,515,000)	1.64
Outstanding – end of period	20,412,002	1.06	20,962,002	1.10

The fair value of share options granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended April 30, 2017	Year ended January 31, 2017
Risk-free interest rate	-	1.01% to 1.30%
Expected dividend yield	-	Nil
Expected forfeiture rate	-	Nil
Expected volatility	-	55.88% to 59.17%
Expected life in years	-	2.50 to 5.00
Weighted average fair value of each option	-	$0.26 to $0.38

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at April 30, 2017 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.7110 to 0.8671	10,112,000	9,228,667	0.75	4.32
0.9300 to 1.1500	6,907,002	6,907,002	1.02	5.21
1.5000 to 1.8816	1,928,000	1,928,000	1.66	2.98
2.3152 to 2.4886	615,000	415,000	2.37	1.10
2.6013 to 3.0695	850,000	677,500	2.69	0.79
	20,412,002	19,156,169	1.06	4.25

As at April 30, 2017 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000).  The outstanding share options have expiry periods between 0.35 and 9.21 years.

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of restricted shares and restricted share units are as follows:

	Three months ended April 30, 2017	Year ended January 31, 2017
Outstanding - beginning of period	2,618,020	990,471
Issued	-	2,303,239
Forfeited	-	-
Vested	-	(675,690)
Outstanding - end of period	2,618,020	2,618,020

As at April 30, 2017 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets or dates (Permits – 157,391; Production – 157,390; February 2018 – 1,226,521; January 2019 – 860,663; Other – 216,055).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.  Details of bonus shares are as follows:

	Three months ended April 30, 2017		Year ended January 31, 2017
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance.  During the three months ended April 30, 2017, the Company recorded $0.076 million amortization related to Milestone 4 bonus shares (April 30, 2016 – $0.076 million), which was capitalized to Mineral Property, Plant and Equipment.

f)    Share Purchase Warrants

Details of share purchase warrants are as follows:

	Three months ended April 30, 2017		Year ended January 31, 2017
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	27,780,213	$0.95	6,919,287	$0.91
Issued	-	-	21,322,212	0.99
Expiration	-	-	(461,286)	(2.17)
Outstanding – end of period	27,780,213	$0.95	27,780,213	$0.95

The outstanding share purchase warrants have expiry periods between 0.92 years and 4.74 years, subject to acceleration in certain circumstances.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

f)	Share Purchase Warrants - Continued

The fair value of share purchase warrants granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended April 30, 2017	Year ended January 31, 2017
Risk-free interest rate	-	0.98% to 1.33%
Expected dividend yield	-	Nil
Expected forfeiture rate	-	Nil
Expected volatility	-	55.58% to 58.47%
Expected life in years	-	2.50 to 5.00
Weighted average fair value of each warrant (1)	-	$0.19 to $0.40

(1)
The fair value of share purchase warrants was used in determining the allocation of net proceeds under the relative fair value method for Placement Units on October 18, 2016 and Glencore Units on October 28, 2016.

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended April 30,
	2017	2016
Debt accretion and capitalized interest: Convertible debt (Notes 7 and 8)	$1,783	$1,456
Non-convertible debt (Notes 7 and 9)	2,794	1,855
Environmental rehabilitation provision accretion (Note 6)	491	388
Other finance costs	179	156
Less: amounts capitalized on qualifying assets	(4,577)	(3,311)
Finance costs	670	544
Interest income: Bank deposits	(34)	(7)
Finance income	(34)	(7)
Finance costs - net	$636	$537

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2017	2016
Salaries and other short-term benefits	$295	$285
Other long-term benefits	11	11
Share-based payment (1)	151	1,331
Total	$457	$1,627

(1)	Share-based payment represents the amount expensed during the period and are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has an agreement with the Company providing for benefits upon termination of their engagement.

As a result of Glencore’s ownership of 29.1% of the Company it is also a related party.  PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work.  During the three months ended April 30, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.102 million) for services under this agreement.  PolyMet has also entered into a Financing Advisory Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing financing advisory support to PolyMet.  During the three months ended April 30, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.730 million) for services under this agreement.  Additional transactions with Glencore are described in Notes 7, 8, and 9.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements, as at April 30, 2017, the Company had firm commitments related to the environmental permitting process, land options, and rent of approximately $1.4 million with the majority due over the next year and the remainder due over three years.

14.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

The carrying values of each classification of financial instrument at April 30, 2017 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$11,865	$-	$-	$11,865
Amounts receivable	83	3,232	-	3,315
Total financial assets	$11,948	$3,232	$-	$15,180
Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,013	$3,013
Convertible debt	-	-	43,937	43,937
Non-convertible debt	-	-	68,546	68,546
Total financial liabilities	$-	$-	$115,496	$115,496

The carrying values of each classification of financial instrument at January 31, 2017 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$18,674	$-	$-	$18,674
Amounts receivable	105	2,656	-	2,761
Total financial assets	$18,779	$2,656	$-	$21,435
Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,188	$3,188
Convertible debt	-	-	42,154	42,154
Non-convertible debt	-	-	65,752	65,752
Total financial liabilities	$-	$-	$111,094	$111,094

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2017 and for the three months ended April 30, 2017
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.  Financial Instruments and Risk Management - Continued

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the transaction was negotiated at arms length, the interest rate is floating, and the maturity date is less than twelve months.  The following table shows the impact of changes in the interest rate used to fair value the convertible debt and non-convertible debt for disclosure purposes:

	Impact on fair value due to 2% decrease in interest rate	Impact on fair value due to 1% decrease in interest rate	Impact on fair value due to 1% increase in interest rate	Impact on fair value due to 2% increase in interest rate
Convertible debt	761	377	(371)	(735)
Non-convertible debt	1,189	589	(579)	(1,149)

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.